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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No.        )*

ALTRA HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
02208R106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Persons Filing
Item 2(b). Address of Principal Business Office or, if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certifications
SIGNATURE
EXHIBIT INDEX

CUSIP No.	02208R106	13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Genstar Capital Partners III, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,813,132

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		6,813,132

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,813,132

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	29.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	02208R106	13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS: Stargen III, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		245,568

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		245,568

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	245,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	02208R106	13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Genstar Capital III, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,058,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,058,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,058,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	02208R106	13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Genstar III GP LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,058,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,058,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,058,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	02208R106	13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS: Jean-Pierre L. Conte

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,058,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,058,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,058,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	02208R106	13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS: Richard F. Hoskins

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,058,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,058,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,058,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	02208R106	13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS: Richard D. Paterson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,058,700

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,058,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,058,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	30.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Schedule 13G is being filed with the Securities and Exchange Commission by Genstar III GP LLC, a Delaware limited liability company, Genstar Capital III, L.P., a Delaware limited partnership, Genstar Capital Partners III, L.P., a Delaware limited partnership, Stargen III, L.P., a Delaware limited partnership, Jean-Pierre L. Conte, an individual (“Mr. Conte”), Richard F. Hoskins, an individual (“Mr. Hoskins”), and Richard D. Paterson, an individual (“Mr. Paterson”), relating to their beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Altra Holdings, Inc., a Delaware corporation.
Item 1(a).       Name of Issuer:

Altra Holdings, Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

14 Hayward Street
Quincy, Massachusetts 02171
Item 2(a).      Name of Persons Filing:

Genstar Capital Partners III, L.P.
Stargen III, L.P.
Genstar Capital III, L.P.
Genstar III GP LLC
Jean-Pierre L. Conte
Richard F. Hoskins
Richard D. Paterson
Item 2(b).       Address of Principal Business Office or, if None, Residence:

c/o Genstar Capital, L.P.
4 Embarcadero Center, Suite 1900
San Francisco, CA 94111
Item 2(c).       Citizenship:

Genstar Capital Partners III, L.P., Stargen III, L.P. and Genstar Capital III, L.P.
are Delaware limited partnerships.
Genstar III GP LLC is a Delaware limited liability company.
Mr. Conte and Mr. Hoskins are U.S. citizens.
Mr. Paterson is a Canadian citizen.
Item 2(d).       Title of Class of Securities:

Common Stock
Item 2(e).       CUSIP Number:

02208R106
Page 9 of 16 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3c(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.

The information regarding ownership as set forth in Items 5-8 of Pages 2-8 hereto, is hereby incorporated by reference.

Genstar Capital Partners III, L.P. directly holds 6,813,132 shares of Common Stock. Stargen III, L.P. directly holds 245,568 shares of Common Stock.

Genstar Capital III, L.P. is the sole general partner of each of Genstar Capital Partners III, L.P. and Stargen III, L.P. Genstar III GP LLC is the sole general partner of Genstar Capital III, L.P. Messrs. Conte, Hoskins and Paterson are the managing members of Genstar III GP LLC. In such capacities, Messrs. Conte, Hoskins and Paterson may be deemed to have shared voting and dispositive power over the shares of Common Stock which are or may be deemed to be beneficially owned by Genstar Capital Partners III, L.P., Stargen III, L.P., Genstar Capital III, L.P. and Genstar III GP LLC, but disclaim such beneficial ownership.
Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Page 10 of 16 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4 above.
Item 8. Identification and Classification of Members of the Group.

See Item 4 above.
Item 9. Notice of Dissolution of Group.

Not applicable.
Item 10. Certifications.

Not applicable.
Page 11 of 16 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007	GENSTAR CAPITAL PARTNERS III, L.P.,
a Delaware limited partnership

	By:	Genstar Capital III, L.P.
Its General Partner

		By:	Genstar III GP LLC
Its General Partner

		By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

STARGEN III, L.P.,
a Delaware limited partnership

	By:	Genstar Capital III, L.P.
Its General Partner

		By:	Genstar III GP LLC
Its General Partner

		By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

GENSTAR CAPITAL III, L.P.,
a Delaware limited partnership

	By:	Genstar III GP LLC
Its General Partner

	By:	/s/ Jean Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

GENSTAR III GP LLC

	By:	/s/ Jean Pierre L. Conte

Jean-Pierre L. Conte, Managing Director
Page 12 of 16 Pages

/s/ Jean-Pierre L. Conte

JEAN-PIERRE L. CONTE

/s/ Richard F. Hoskins

RICHARD F. HOSKINS

/s/ Richard D. Paterson

RICHARD D. PATERSON
Page 13 of 16 Pages

EXHIBIT INDEX
Exhibit 1 — Joint Filing Agreement
Page 14 of 16 Pages

EXHIBIT 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Date: February 13, 2007	GENSTAR CAPITAL PARTNERS III, L.P.,
a Delaware limited partnership

	By:	Genstar Capital III, L.P.
Its General Partner

		By:	Genstar III GP LLC
Its General Partner

		By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

STARGEN III, L.P.,
a Delaware limited partnership

	By:	Genstar Capital III, L.P.
Its General Partner

		By:	Genstar III GP LLC
Its General Partner

		By:	/s/ Jean-Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

GENSTAR CAPITAL III, L.P.,
a Delaware limited partnership

	By:	Genstar III GP LLC
Its General Partner

	By:	/s/ Jean Pierre L. Conte

Jean-Pierre L. Conte, Managing Director

GENSTAR III GP LLC

	By:	/s/ Jean Pierre L. Conte

Jean-Pierre L. Conte, Managing Director
Page 15 of 16 Pages

/s/ Jean-Pierre L. Conte

JEAN-PIERRE L. CONTE

/s/ Richard F. Hoskins

RICHARD F. HOSKINS

/s/ Richard D. Paterson

RICHARD D. PATERSON
Page 16 of 16 Pages